News
Release

C$ unless otherwise stated                TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
September 1, 2026
Manulife Financial Corporation Prices U.S. Public Offering of Subordinated Notes
Toronto – September 1, 2026 – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has priced a public offering in the United States of U.S.$750,000,000 aggregate principal amount of 6.146% subordinated notes due 2041 (the “Notes”) at a public offering price of 100.000%. The Notes are anticipated to qualify as Tier 2 regulatory capital of the Company.
The Notes are expected to be issued on September 11, 2026 and will bear interest at a fixed annual rate of 6.146% for the period from, and including, the issue date to, but excluding, September 11, 2036 (the “Reset Date”), and, during the period from, and including the Reset Date to, but excluding, September 11, 2041, at an annual rate equal to the CMT Rate (as defined in the prospectus supplement) determined on the third business day immediately preceding the Reset Date plus a spread of 1.350%. The Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), on or after September 11, 2031 and prior to the Reset Date at the applicable make-whole redemption price described in the prospectus supplement. The Company may also redeem the Notes, in each case, in whole, but not in part, with the prior written approval of the Superintendent, (i) on the Reset Date, (ii) at any time within 90 days following a specified regulatory event or (iii) at any time following a specified tax event, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.
The offering was made pursuant to a preliminary prospectus supplement, dated September 1, 2026, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on September 29, 2025.
The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include future refinancing requirements.
BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.
This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement and the accompanying prospectus related to the offering have been filed with the SEC and are available on its website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting BofA Securities, Inc., 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001; Attention: Prospectus Department; Email: dg.prospectus_requests@bofa.com; Telephone: 1-800-294-1322; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Email: prospectus@citi.com; Telephone: 1-800-831-9146; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717; Email: JPMorganPostSale@broadridge.com; Telephone: 1-212-834-4533; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; Email: prospectus@morganstanley.com; Telephone: 1-866-718-1649.
The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New York, and Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange.

Media Relations: Fiona McLean Manulife 437-441-7491 fiona_mclean@manulife.com	Investor Relations: Derek Theobalds Manulife 416-254-1774 derek_theobalds@manulife.com